Filed by Fidelity National Financial, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Fidelity National Financial, Inc.

Commission File No. 001- 32630

Subject Company: Black Knight Financial Services, Inc.

Commission File No. 001- 37394

Subject Company: New BKH Corp.

Commission File No. 333-218856

Subject Company: Black Knight Holdco Corp.

Commission File No. 333-218707

Fidelity National Financial, Inc. Announces Record Date and Distribution Date for Distribution of Black Knight to FNF Group Shareholders

Jacksonville, Fla. — (Sept. 7, 2017) — Fidelity National Financial, Inc. (“FNF”) (NYSE:FNF), today announced that the FNF Board of Directors has set the record date and distribution date for the previously announced distribution (“the Distribution”) of all of the outstanding shares of common stock of New BKH Corp. (“New BKH”) to FNF Group shareholders.  New BKH will hold all of the shares of Class B common stock of Black Knight Financial Services, Inc. (“Black Knight”) beneficially owned by FNF and all of the Class A units of Black Knight Financial Services, LLC beneficially owned by FNF.  The Distribution will be made on September 29, 2017 (the “Distribution Date”) to FNF Group shareholders as of the close of business on September 20, 2017 (“the Record Date”).

Immediately following the Distribution, New BKH and Black Knight will engage in a series of transactions ending with a new publicly-traded holding company, Black Knight, Inc. (“New Black Knight”), formerly known as Black Knight Holdco Corp. FNF Group shareholders will ultimately receive a total of approximately 83.3 million shares of New Black Knight common stock, or approximately 0.3067225 shares of New Black Knight common stock for each share of FNF Group common stock that they own.  Commencing on October 2, 2017 (the trading day following the Distribution Date), New Black

Knight’s shares will be traded on the New York Stock Exchange (“NYSE”) under the trading symbol “BKI”. New BKH’s shares will not trade on the NYSE.

The completion of the Distribution and the other transactions described in this release remain conditioned on the satisfaction of the conditions described in the Proxy Statement/Prospectus referred to below.  The FNF Board of Directors has reserved the right to withdraw or change the declaration of the dividend at any time prior to the Distribution.

The Distribution and the subsequent receipt of shares of New Black Knight common stock is expected to generally be tax-free to FNF Group shareholders for U.S. federal income tax purposes, except to the extent of any cash received in lieu of New Black Knight fractional shares.

Information Regarding the Distribution

No vote or action of FNF Group shareholders is required in connection with the Distribution. Shortly following the Distribution, FNF Group shareholders of record on the Record Date will receive Direct Registration System (“DRS”) statements by mail from Continental Stock Transfer & Trust Company (“CST”), the transfer agent for New Black Knight, reflecting their ownership interest in shares of New Black Knight common stock. For additional information, registered shareholders should contact CST at (212) 509-4000.

FNF Group shareholders who hold their shares through brokers or other nominees will have their shares of New Black Knight common stock credited to their accounts by their nominees or brokers. Please note, however, that CST will have information regarding only FNF Group shareholders of record. Beneficial shareholders who hold their FNF Group shares through an institution such as a brokerage firm, bank or other institution, should contact the broker, bank or other institution where they maintain their account regarding the pending Distribution.

Trading in Shares of FNF Group Common Stock Between the Record Date and the Distribution Date

FNF Group common stock will trade “regular way” on the NYSE on and after September 19, 2017 up to and including September 29, 2017.  As a result of the related “due bill” trading procedures, persons acquiring shares of FNF Group common stock in the market through September 29, 2017 will still receive shares of New Black Knight common stock (as a result of the automatic conversion of the New BKH shares described above) and persons selling shares of FNF Group common stock will be selling their right to receive shares of New Black Knight common stock. The “ex-distribution” date for the Distribution will be October 2, 2017. Shareholders are encouraged to consult with their financial advisors regarding the trading policies and practices of the NYSE relating to the Distribution.

If you sell your shares of FNF Group common stock prior to or on the Distribution Date, you also may be selling your right to receive the distribution of shares of New BKH common stock. You are encouraged to consult your broker or financial advisor regarding the specific implications of selling FNF Group common stock prior to or on the Distribution Date.

About Fidelity National Financial, Inc.

Fidelity National Financial, Inc. is organized into two groups, FNF Group (NYSE: FNF) and FNFV Group (NYSE: FNFV). FNF is a leading provider of title insurance, technology and transaction services to the real estate and mortgage industries. FNF is the nation’s largest title insurance company through its title insurance underwriters - Fidelity National Title, Chicago Title, Commonwealth Land Title, Alamo Title and National Title of New York - that collectively issue more title insurance policies than any other title company in the United States. FNF also provides industry-leading mortgage technology solutions and transaction services, including MSP®, the leading residential mortgage servicing technology platform in the U.S., through its majority-owned subsidiaries, Black Knight Financial Services and ServiceLink Holdings. FNFV holds majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC, Ceridian HCM, Inc. and Del Frisco’s Restaurant Group, Inc. More information about FNF and FNFV can be found at www.fnf.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: our ability to successfully achieve the conditions to and consummate the Distribution; uncertainties as to the timing of the Distribution; uncertainties as to the approval of Black Knight’s shareholders required in connection with the Distribution; the possibility that the closing conditions to the Distribution may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the risk that stockholder litigation in connection with the Distribution may affect the timing or occurrence of the Distribution or result in significant costs of defense, indemnification and liability; changes in general economic, business and political conditions, including changes in the financial markets; transaction costs; diversion of management’s time and attention in connection with the Distribution; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of our Form 10-K and other filings with the Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the Distribution, (i) New BKH filed with the SEC on June 21, 2017 a preliminary registration statement on Form S-1, as amended by Amendment No. 1 on July 18, 2017, Amendment No. 2 on August 14, 2017, and Amendment No. 3 on August 23, 2017, which the SEC declared effective on August 25, 2017, and (ii) New Black Knight filed with the SEC on June 13, 2017 a preliminary registration statement on Form S-4, as amended by Amendment No. 1 on July 18, 2017, Amendment No. 2 on August 14, 2017, and Amendment No. 3 on August 23, 2017, which the SEC declared effective on August 25, 2017 (as so amended, the “New Black Knight Registration Statement”). The New Black Knight Registration Statement included a prospectus and a proxy statement, which was sent to Black Knight’s shareholders on or about August 28, 2017 in connection with their votes required in connection with the Distribution. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

Investors and security holders may obtain these materials and other documents filed with the SEC by FNF or New BKH free of charge from the SEC’s website, www.sec.gov. These documents can also be obtained free of charge from FNF by directing a written request to Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Corporate Secretary, Telephone: (904)-854-8100.

Participants in a Solicitation

The directors and executive officers of FNF and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transactions discussed herein. Information regarding the directors and executive officers of FNF is available in its definitive proxy statement, which was filed with the SEC on April 26, 2017, and amended or supplemented by the information contained in the supplement to the proxy statement, filed with the SEC on June 2, 2017.  Free copies of this document may be obtained as described in the preceding paragraph.

FNF - G

SOURCE:  Fidelity National Financial, Inc..